UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              RULE 14F-1 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Commission File Number:
                                    000-31249


                            CRITICAL HOME CARE, INC.
                            (Name of subject company)


           Nevada                                      88-0331369
(Jurisdiction of Incorporation)           (IRS Employer Identification No.)


    762 Summa Avenue, Westbury, NY                        11590
(Address of principal executive offices)                (Zip Code)


Registrant's telephone number, including area code:    (516) 997-1200

                            Critical Home Care, Inc.
                                762 Summa Avenue
                            Westbury, New York 11590

                        Information Statement Pursuant To
                              Rule 14f-1 Under the
                         Securities Exchange Act of 1934


INTRODUCTION

This Information Statement is being furnished by Critical Home Care, Inc. (the "Company" or "CHCI") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of the Company. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES TO NOTIFY THE COMPANY'S STOCKHOLDERS OF ANTICIPATED EVENTS AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS. This change of control will result upon the closing of an Agreement and Plan of Merger (the "Agreement") by and among the Company, CHC Sub, Inc., a Delaware corporation ("CHC"), RKDA, Inc., a Michigan corporation ("RKDA"), certain shareholders of RKDA and John E. Elliott, II as representative of the RKDA shareholders. Certain capitalized terms used in this filing are defined in the Agreement.

Following the Effective Time of the Agreement, the Company will remain as the parent company and RKDA will be its subsidiary. The corporate existence of CHC will cease altogether, with RKDA succeeding to and possessing all of the estate, rights, privileges, powers and franchises, both public and private, and all of the property, real, personal, and mixed of CHC. Each issued and outstanding share of CHC shall be converted into and shall become one validly issued, fully paid and nonassessable share of RKDA. All shares of RKDA Common Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for shares of voting common stock, $.25 par value, of the Company. The total amount of Company Common Stock to be exchanged for all the shares of RKDA Common Stock shall be Twenty One Million Three Hundred Thousand (21,300,000) shares plus One Million (1,000,000) Common Stock Purchase Warrants.

Pursuant to the terms of the Agreement, John E. Elliott, II ("Elliott") shall be elected to the position of Chairman and CEO of the Company and Lawrence Kuhnert ("Kuhnert") shall be elected to the position of President and COO of the Company. Both Elliott and Kuhnert shall enter into employment agreements with the Company. The Company's Board of Directors will also be increased and persons nominated by the Board of Directors to serve, in such number as is necessary to satisfy any applicable stock exchange "independence" requirements, with such persons likewise to serve until the annual meeting of Company Shareholders, and likewise to be submitted to Company Shareholders for election at such annual Shareholder's meeting.

VOTING SECURITIES

There are currently 24,393,351 shares of the Company's Common Stock outstanding. Each share of Common stock entitles the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. The total amount of Company Common Stock to be exchanged for all of the shares of RKDA Common Stock shall be Twenty One Million Three Hundred Thousand (21,300,000) shares of
Company Common Stock plus One Million (1,000,000) Common Stock Purchase Warrants. The Company Common Stock issued shall be validly issued, fully paid, and non-assessable shares, and shall have the same rights as each and every other share of authorized Company Common Stock, including, without limitation, voting rights and dividend rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the anticipated beneficial ownership of the Company's Common Stock as of the Effective Date of the Agreement and Plan of Merger by (i) each of the Incoming Directors; (ii) each "named executive officer" of the Company (as that term is defined in Item 402(a)(3) of Regulation S-B; (iii) each person who will be the beneficial owners of more than five percent of the Company's Common Stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.




Name and Address of                      Amount and Nature of
Beneficial Owners                        Beneficial Ownership           Percent of Class (3)
-----------------                        --------------------           --------------------

John E. Elliott, II (1)                        13,380,000 (4)                  15.0%
Director, Chairman and CEO

Lawrence Kuhnert (1)                            8,920,000 (5)                  10.0%
Director, President and COO

David Bensol (2)                                4,211,768 (6)                   4.8%
Director and Executive Vice President

Bradley Smith (2)                               1,092,641 (7)                   1.2%
Director and Secretary

Eric S. Yonenson (2)                               94,444 (8)                   .10%
CFO

All Executive Officers and                     27,698,853                      30.9%
Directors as a Group

_____________________

(1)  The address of each incoming director is:

                           c/o Arcadia Services, Inc.
                           26777 Central Park Blvd., Suite #200
                           Southfield, MI 48076


(2)  The address of this person is:

                           c/o Critical Home Care, Inc.
                           762 Summa Avenue
                           Wesbury, New York 11590

(3) Calculated based on 88,393,351 shares issued and outstanding, consisting of the 24,393,351 shares issued and outstanding plus 44 million and 20 million newly issued shares, as described below. These percentages are based upon 44,000,000 shares of common stock being issued pursuant to a private placement in connection with the transaction contemplated by the Agreement and Plan of Merger, but does not include up to 4,400,000 common stock purchase warrants issuable to the investors in the private placement, as well as Placement Agent Warrants to purchase up to 3,400,000 shares of Common Stock if all of the shares are sold. Also includes 20,000,000 newly issued shares of Common Stock issuable to the shareholders of RKDA, but does not include 1 million common stock purchase warrants issuable to the RKDA shareholders, as well as 1,300,000 currently issued and outstanding shares being transferred as part of the purchase price consideration, except where noted below for the individual shareholders. The minimum number of shares of common stock that will be issued in the private placement is 32,000,000 shares. Percentages based on issuance of 32,000,000 shares are as follows: Elliott (17.4%), Kuhnert (11.6%), Bensol (5.5%), Smith (1.4%), Yonenson (.12%) and all executive officers and directors as a group (35.7%).

(4) Includes 600,000 shares of common stock issuable upon exercise of warrants issuable as part of the consideration to the RKDA Shareholders under the Agreement.

(5) Includes 400,000 shares of common stock issuable upon exercise of warrants issuable as part of the consideration to the RKDA Shareholders under the Agreement.

(6) Includes 100,000 shares of common stock issuable upon exercise of presently exercisable stock options.

(7) Includes 75,000 shares of common stock issuable upon exercise of presently exercisable stock options.

(8) Includes currently exercisable options to acquire 94,444 shares at December 31, 2003.



CHANGES IN CONTROL

Pursuant to the Agreement, the Company will issue an aggregate of Twenty One Million Three Hundred Thousand (21,300,000) shares of Common Stock plus One Million (1,000,000) Common Stock Purchase Warrants to the shareholders of RKDA. Incoming Director John E. Elliott, II will become Chairman and Chief Executive

Officer. Incoming Director Lawrence Kuhnert will become President and Chief Operating Officer. David Bensol will remain a Director and become Executive Vice President. Bradley Smith will remain a Director and Secretary of the Company, and, in addition, independent nominees will be identified by the Board of Directors.

Based on the above, the Company will experience a change in control. The Company knows of no other arrangement or events, the happening of which will result in a change of control.

LEGAL PROCEEDINGS

In April, 2003, Ruth Davis and Herman Davis (wife and husband) commenced a lawsuit in Nassau County Supreme Court against the Company's subsidiary Classic Healthcare Solutions, Inc. ("Classic"). Plaintiff Mrs. Davis claims to have sustained injuries on September 15, 2002, from an alleged malfunction of the chair lift, which she acquired from Classic, and claims damages of $2,000,000. In addition, plaintiff Mr. Davis claims damages of $500,000 for loss of services.

The Company's insurance carrier is defending the lawsuit on behalf of the Company and management believes that there is sufficient insurance coverage under the insurance policy to satisfy any typical settlement of the claims. In addition, any product liability insurance carried by the manufacturer of the chair lift would most likely complement that of Classic. As the lawsuit is only in the discovery stage, management cannot predict the outcome of the case, however, management is of the opinion that any settlement in this matter would not have a material impact on the financial condition or operations of the Company.

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, John E. Elliott, II and Lawrence Kuhnert will become executive officers and directors of the Company. The following information relates to incumbents as well as these Incoming Directors and Officers who will become directors and officers at the Effective Time of the Agreement and ten days following the filing and delivery of this
Schedule 14f:



         Directors/Officers               Age                          Position
         ------------------               ---                          --------

         John E. Elliott, II              47          Chairman, Chief Executive Officer and a Director

         Lawrence Kuhnert                 53          President, Chief Operating Officer and a Director

         David Bensol                     48          Executive Vice President and a Director

         Bradley Smith                    52          Secretary and a Director

         Eric S. Yonenson                 55          Chief Financial Officer


Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

No family relationships currently exist between the incoming officers or directors.

BUSINESS EXPERIENCE OF CURRENT DIRECTORS

DAVID BENSOL, R.Ph, CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER, TREASURER AND DIRECTOR - has been an officer of the Company since September, 2002. Prior to joining the Company, Mr. Bensol held positions for various companies in the health care field for over 25 years. He served as chief executive officer and director of Classic Healthcare, Inc. from October, 2000 to September, 2002. In 1998, Mr. Bensol was involved in the early stages of development of Hospice Care of Long Island, a hospice care supplier located in Westbury, New York. He served as a member of the quality assurance board of advisors of Hospice Care for five years, utilizing his experience in acute care pharmacy, respiratory services, medical equipment and general healthcare business practices. From 1978 to 1998, Mr. Bensol was the president, chief executive officer and sole owner of Newbridge Surgical Supplies, Inc., a medical supplier for home medical equipment, acute care pharmacies and specialty support surface providers throughout the five boroughs of New York City and the Suburban counties of Nassau and Suffolk (New York).

Mr. Bensol received a B.S. degree in Pharmacy from St. John's University in 1979. He is a pharmacist licensed by the State of New York, a member of numerous professional associations and organizations.

BRADLEY D. SMITH, C.O., SECRETARY AND DIRECTOR - has been an officer of the Company since September, 2002. Mr. Smith held positions for a number of health care companies for over 25 years before joining the Company. Mr. Smith served as Vice President-Director of Clinical Services and a director of Classic Healthcare, Inc. when he co-founded the company with David Bensol in October, 2000. From 1980 to 1995, Mr. Smith was the President and sole owner of Levittown

Surgical Supply, Inc., a medical supplier to the home medical equipment market for Nassau and Suffolk Counties (New York).

Mr. Smith is an orthotist certified by the American Board for Certification in Orthotics and Prosthetics. He served on the board of directors for the American Board of Certification in Orthotics and Prosthetics and as president of the New York Orthotics and Prosthetic Association. Mr. Smith received a B.A. degree in Political Science from Northeastern University in 1975. He maintains staff privileges at numerous hospitals throughout Long Island and has lectured extensively in his field of expertise.

BUSINESS EXPERIENCE OF CURRENT EXECUTIVE OFFICER

ERIC S. YONENSON - Mr. Yonenson has served as the Company's Chief Financial Officer since March 10, 2003. From June, 1994 through October, 1998 Mr. Yonenson was the Chief Financial Officer of Newbridge Surgical Supplies, Inc., which was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market. From November, 1998 through August, 2000, Mr. Yonenson was a supervisor with Margolin Winer & Evens LLP, a certified public accounting firm. From September, 2000 until March, 2003 he was the controller of Jac.Vandenberg, Inc., a national fruit distributor.

Mr. Yonenson is a certified public accountant, and is a member of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.



BUSINESS EXPERIENCE OF INCOMING DIRECTORS

JOHN E. ELLIOTT, II - Mr. Elliott is presently chairman of AMI Holdings, Inc., which is a major shareholder in Fidlar Doubleday, Inc, Neogenomics Inc, and SSAC, LLC. Mr. Elliott is currently a director of Neogenomics, Inc. Beginning his career in healthcare in 1978, Mr. Elliott has started up companies and acquired others. The company private labeled most of its product line and manufactured in the U.S., Pacific rim and Europe. After Allied, he purchased Guardian Medical Supplies, Inc. and Medical Equipment Providers, Inc. both DME dealers which he sold in 1997 to Rotech Medical, Inc. With a non-compete in the healthcare business, he formed a new business group in the education/governmental marketplace. Leading a group of investors in 1998 he purchased Doubleday Bros. & Co., the publishing unit from Standard Publishing Inc. (Standex). Additionally purchased was Vista Business Forms and in 1999, raised $40 million from General Electric Capital to purchase Fidlar Chambers forming Fidlar Doubleday, Inc of which he served as Chairman through 2002. The company is a market leader in governmental software and holds a substantial share of the election business in this country. As a member of Standard Automotive Inc.'s board he was drafted to restructure the company and protect the employee and creditor base, which was accomplished in 2003. 2002 marked the end of Mr. Elliott's non-compete of which he is actively seeking to acquire a family of companies that will provide patients economical at-home care services and products.

Mr. Elliott has a Bachelor of Science degree in Business Administration from Lawrence University.


LAWRENCE KUHNERT - Mr. Kuhnert has over 21 years experience in operating, developing, acquiring and divesting healthcare companies. Mr. Kuhnert is currently a director of Neogenomics, Inc. From 1989 to 1996, as ConPharma's Chief Financial Officer, he managed the financial aspects of the turnaround of this troubled $35mm home medical equipment company including restructuring the product mix, selling under performing locations, and negotiating strategic acquisitions. From 1996 to 2002 Mr. Kuhnert was Director of Acquisitions for Rotech Medical Corporation. During this time he managed over 150 acquisitions which were instrumental in Rotech's successful growth from 250 locations and $240mm in revenue to 640 locations and over $600mm in revenue.

Mr. Kuhnert is a Michigan State University graduate and practiced as a CPA for Ernst & Young.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into employment agreements with specific directors as described below under "Employment Agreements." Pursuant to David Bensol's Employment Agreement, Mr. Bensol received options to purchase 100,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Bensol remains an employee of the Company. Additionally, Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $36,000, during the period in January 1, 2003 through June 30, 2003.

Pursuant to Bradley Smith's Employment Agreement, Mr. Smith received options to purchase 75,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Smith remains an employee of the Company.

Pursuant to Eric S. Yonenson's Employment Agreement, Mr. Yonenson received options to purchase 250,000 shares which 50,000 vested upon grant, and the balance vests ratably on a monthly basis as of the last day of the month for each of the first 36 months following the date of grant as long as Mr. Yonenson remains an employee of the Company. Mr. Yonenson commenced his employment with the Company on March 10, 2003, at an annual salary of $115,000 per year.

On September 26, 2002, in connection with his joining the Board of Directors, Mitchell Cooper was granted a five-year non-qualified stock option to purchase 50,000 shares of Common Stock exercisable at $1.50 per share vested immediately.

In addition, on September 26, 2002, also in connection with their joining the Board of Directors, Dr. Barbara Levine and Delbert Spurlock, Jr. were each granted five-year non-qualified stock options to purchase 50,000 shares of common stock at an exercise price of $1.50 per share, all of which options vested immediately. In addition, Dr. Levine and Mr. Spurlock were each awarded future grants of options to purchase up to 200,000 shares of common stock based upon their continued service to the Company. These options would be granted in 50,000 share increments on each of the first four anniversary dates of their joining the Board of Directors exercisable at the fair market value on the respective dates of grant on the anniversary dates. Accordingly, on September 26, 2003, Dr. Levine and Mr. Spurlock were each granted options to purchase 50,000 shares of common stock at $0.23 per share, the fair market value on the date of grant, all of which vested upon grant and are exercisable for five years. In the event of a buyout of the Company, their remaining future options shall be granted and will vest immediately.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 and amendments to these forms furnished to the Company, together with written representations received by the Company from applicable parties that no Form 5 was required to be filed by such parties, all parties subject to the reporting requirements of Section 16(a) of the Exchange Act filed all such required reports during and with respect to the 2003 fiscal year except David Bensol, Barbara Levine and Delbert Spurlock each filed one late Form 4.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors has one standing committee - an audit committee. The Company does not currently have a nominating or compensation committee.

The Company's audit committee currently is composed of Mitchell Cooper, Barbara Levine and Delbert Spurlock, Jr. with Mr. Cooper serving as its chairman. The Company believes that each of these committee members is "independent," as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The audit committee is primarily concerned with the accuracy and effectiveness of the audits of Company financial statements by the Company's internal audit staff and by the Company's independent auditors. Its duties include:

- selecting and retaining the independent auditors, as well as ascertaining the auditors' independence;

- reviewing the scope of the audits to be conducted, as well as the results of their audits;

- approving non-audit services provided to the Company by the independent auditors;

- reviewing the organization and scope of the Company's internal system of audit, financial and disclosure controls;

- appraising Company financial reporting activities, including the Company's Annual Report on Form 10-KSB, and the accounting standards and principles followed; and conducting other reviews relating to compliance by employees with our internal policies and applicable laws.

The Board of Directors held one formal meeting and took action by written consent in lieu of a meeting on sixteen occasions during the Company's fiscal year ended September 30, 2003. Each member of the Company's Board of Directors attended, in person or telephonically, the one formal meeting of the Company's Board held during its 2003 fiscal year.

The Company's Audit Committee held one formal meeting and took action by written consent in lieu of a meeting on two occasions during the Company's fiscal year ended September 30, 2003. Each committee member attended, in person or telephonically, the one meeting held by the Audit Committee during the Company's 2003 fiscal year with the exception of Mr. Cooper who did not attend the one meeting.

Company Directors who are officers or employees of the Company are not compensated for service on the Board of Directors or any committee thereof. The Company's Directors who are not officers or employees have each been granted non-qualified stock options and receive $1,000 for attendance at each board meeting and $500 for each telephonic board meeting. These Directors are also entitled to nominal compensation to cover travel costs.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company during the fiscal years ended September 30, 2003, 2002, and 2001, all compensation earned by each person who served as chief executive officer during the Company's 2003 fiscal year and such other persons who were serving as executive officers at the end of the Company's 2003 fiscal year exceeded $100,000.

                                             Summary Compensation Table
                                                                                                       Long-Term
                                                                                                     Compensation
                                                                                                    -------------
                                                                 Annual Compensation                     Awards
                                                    -------------------------------------------     -------------
                                                                                                      Securities
                                       Fiscal                                       Restricted        Underlying
Name and Principal Position(s)          Year         Salary            Bonus       Stock Awards         Options
------------------------------          ----         ------            -----       ------------         -------
David Bensol, President,                2003       $ 113,654  (1)  $     --            --                 --
   Chief Executive Officer and          2002        * 59,135             --            --              100,000 (1)
   Chairman of the Board                2001            --               --            --                 --

Bradley Smith, Executive Vice           2003       $ 125,000       $     --            --                 --
   President, Secretary and a           2002        * 59,135             --            --               75,000 (2)
   Director                             2001            --               --            --                 --

Eric S. Yonenson, Chief Financial       2003       $  65,019 (3)   $     --            --              250,000 (4)
   Officer                              2002            --               --            --                 --
                                        2001            --               --            --                 --

___________
* Amount paid for the nine months ended September 30, 2002.


(1) Pursuant to David Bensol's Employment Agreement, Mr. Bensol received options to purchase 100,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Bensol remains an employee of the Company. Additionally, Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $36,000, during the period in January 1, 2003 through June 30, 2003.

(2) Pursuant to Bradley Smith's Employment Agreement, Mr. Smith received options to purchase 75,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Smith remains an employee of the Company.

(3) Mr. Yonenson commenced his employment with the Company on March 10, 2003, at an annual salary of $115,000 per year.

(4) Pursuant to Eric S. Yonenson's Employment Agreement, Mr. Yonenson received options to purchase 250,000 shares which 50,000 vested upon grant, and the balance vests ratably on a monthly basis as of the last day of the month for each of the first 36 months following the date of grant as long as Mr. Yonenson remains an employee of the Company.

EMPLOYMENT AGREEMENTS

On September 26, 2002, Critical entered into an employment agreement with David Bensol, whereby Mr. Bensol agreed to serve as our Chief Executive Officer, President and Chairman of our Board of Directors for a term of three years. The agreement shall be automatically extended for successive one-year periods unless we notify Mr. Bensol in advance in writing. The agreement provides Mr. Bensol with an annual salary of $150,000, with an increase of 10% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ending December 31, 2002, Mr. Bensol shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Bensol's compensation also includes options to purchase 100,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five-year period following the date of the grant. Mr. Bensol is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Bensol also receives four weeks paid vacation time. The agreement also contains a non-competition provision for 24 months subsequent to any termination of his employment. Upon a change in control (as defined), if Mr. Bensol's employment is terminated for any reason other than for cause or by Mr. Bensol for good reason he shall be entitled to all accrued and unpaid compensation plus three (3) times his last year's total compensation. Additionally Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $ 36,000, during the period January 1, 2003 through June 30, 2003. Upon the completion of the Company's merger with RKDA, Mr. Bensol will enter into a new employment agreement to become the Company's Executive Vice President. Mr. Bensol will continue to be compensated at an annual salary of $150,000 for a three-year term. The agreement will otherwise be on terms substantially similar to that of Messrs. Elliott and Kuhnert, as described below.

On September 26, 2002, we entered into an employment agreement with Bradley Smith, whereby Mr. Smith agreed to serve as our Executive Vice President, Secretary and a director for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Smith in advance in writing. The agreement provides Mr. Smith with an annual salary of $125,000, with an increase of 7% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ending December 31, 2002, Mr. Smith shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Smith's compensation also includes options to purchase 75,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five-year period following the date of the grant. Mr. Smith is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Smith also receives four weeks paid vacation time. The agreement contains a non-competition provision for 24 months subsequent to any termination of his employment. Upon a change in control (as defined), if Mr.




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Smith's  employment is terminated  for any reason other than for cause or by Mr.
Smith for good reason he shall be entitled to all accrued and unpaid compensation plus three (3) times his last year's total compensation.

On March 10, 2003, the Company entered into an employment agreement with Eric S. Yonenson, whereby Mr. Yonenson agreed to serve as our Chief Financial Officer for a term of three years. The agreement provides Mr. Yonenson with an annual salary of $115,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Yonenson's compensation also includes options to purchase 250,000 shares of common stock of the Company, 50,000 of which vested immediately and the balance vest ratably on a monthly basis for the 36 months following the date of the grant. These options are exercisable at a $0.17 per share for a five-year period following the date of the grant. Mr. Yonenson is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Yonenson also receives four weeks paid vacation time.

Upon execution of the Agreement and Plan of Merger, the Company will enter an Employment Agreement with John E. Elliott, II. Pursuant to the terms of the Employment Agreement, Mr. Elliott will serve as the Chief Executive Officer of the Company, along with the Company affiliates RKDA, Inc., Arcadia Services, Inc. and ArcadiaRx, LLC. Mr. Elliott will also serve as the Chairman of the Board of the Company and the affiliates. The initial term of the Employment Agreement is three years unless terminated sooner in accordance with terms of the Employment Agreement. The Employment Agreement shall be automatically renewed and extended for successive one-year periods unless the Company provides written notice of its intention not to renew. Mr. Elliott will receive an annual base salary of $150,000, along with nonqualified stock options to acquire 4,000,000 shares of Company Common Stock. Mr. Elliott will also be eligible to receive an annual bonus as determined by the Board of Directors. Mr. Elliott will be entitled to any fringe benefits offered by the Company to its senior executives, expense reimbursement, five weeks of paid vacation per year, a limited amount of paid time off for sickness, disability or other personal reasons, and a vehicle allowance.

Upon execution of the Agreement and Plan of Merger, the Company will enter into an Employment Agreement with Lawrence Kuhnert. Pursuant to the terms of the Employment Agreement, Mr. Kuhnert will serve as the President and Chief Operating Officer of the Company, along with Company affiliates RKDA, Inc., Arcadia Services, Inc., and ArcadiaRx, LLC. The initial term of the Employment Agreement is three years unless terminated sooner in accordance with terms of the Employment Agreement. The Employment Agreement shall be automatically renewed and extended for successive one year periods unless the Company provides written notice of its intention not to renew. Mr. Kuhnert will receive an annual base salary of $150,000, along with nonqualified stock options to acquire 4,000,000 shares of Company Common Stock. Mr. Kuhnert will also be eligible to receive an annual cash bonus as determined by the Board of Directors. Mr. Kuhnert will be entitled to any fringe benefits offered by the Company to its senior executives, expense reimbursement, five weeks of paid vacation per year, a limited amount of paid time off for sickness, disability or other personal reasons, and a vehicle allowance.






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